Contact

www.linkedin.com/in/sameer-bhoite-b8b63315 (LinkedIn)

Top Skills

Mechanical Engineering
Finite Element Analysis
Engineering

Certifications

IBM Applied AI Professional

Publications

Downhole reamer asymmetric cutting structures

Sameer Bhoite

Program Manager at Schlumberger
Greater Houston

Experience

Schlumberger

9 years 11 months

Program Manager
January 2016 - Present (6 years 7 months)
Houston, Texas Area

Project Manager
September 2012 - January 2016 (3 years 5 months)
Calgary, Alberta

Smith Services a Schlumberger Company

Engineer IV
January 2010 - September 2012 (2 years 9 months)

Sandvik Mining and Construction

Project Engineer
July 2007 - January 2010 (2 years 7 months)

Texas Hydraulics

Applications Engineer
February 2006 - July 2007 (1 year 6 months)

Leach Company

Design Engineer
January 2005 - February 2006 (1 year 2 months)

Education

The University of Texas at Austin - The Red McCombs School of Business

Master of Business Administration (MBA), Business Administration and Management, General · (2011 - 2013)

Texas A&M University

MS, Mechanical Engineering · (2002 - 2004)

Visvesvaraya National Institute of Technology
BS, Mechanical Engineering · (1997 - 2001)